SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

STELLENT, INC.

(Name of Subject Company)

STELLENT, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

85856W 10 5

(CUSIP Number of Class of Securities)

Robert F. Olson

President and Chief Executive Officer

7500 Flying Cloud Drive, Suite 500

Eden Prairie, Minnesota 55344

(952) 903-2000

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Gordon S. Weber	William Kelly
Michael A. Stanchfield	Samuel Kelso
Faegre & Benson LLP	Davis Polk & Wardwell
2200 Wells Fargo Center	600 El Camino Real
90 South Seventh Street	Menlo Park, California 94025
Minneapolis, Minnesota 55402	(650) 752-2000
(612) 766-7000

☒ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

E-mail sent to Stellent, Inc. customers.

-----Original Message-----
From: Stellent [mailto:Stellent@en25.com]
Sent: Monday, November 06, 2006 3:08 PM
To: Rebecca Martin
Subject: Oracle to Acquire Stellent

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Dear Stellent Customer,

As was publicly announced Nov. 2, 2006, I’m pleased to announce that Oracle is acquiring Stellent. The transaction is subject to customary conditions and is expected to close by the end of the year or early 2007. Until such time, Stellent and Oracle will continue to operate independently.

Oracle is the largest enterprise software company in the world, and this acquisition is a tremendous opportunity for Stellent customers. Our customers have played a large role in building Stellent into a globally recognized industry force with a leading ECM platform and extensive knowledge, and for that we are truly grateful.

This acquisition is expected to strengthen Stellent’s best-in-class product offering through increased focus on research and development as part of Oracle. Customers will also benefit from Oracle’s global 24x7 distribution and support network, with the backing of 7,000 support service personnel, 14,000 software developers and access to more than 17,700 partners. In connection with the acquisition, Oracle expects to continue to protect customers’ investments in Stellent solutions.

In addition, Oracle’s acquisition of Stellent will result in a comprehensive offering of enterprise content management solutions. Stellent brings a complementary set of solutions to Oracle, built using industry standards. After the closing, Oracle and Stellent plan to continue support of the environments our customers appreciate today.

Together, our award-winning solutions will be elevated to new levels within the ECM industry, providing organizations worldwide with basic and extended content services, content-based applications, and content integrations with enterprise applications. By acquiring Stellent, Oracle will be able to accelerate its efforts to provide a unified platform and solutions for managing the entire spectrum of structured and unstructured information and content.

Please be assured that all of your existing Stellent contacts for support, professional services and sales remain the same. In the future, should contact information change, we will communicate these changes through normal channels.

Please join us for an informational Webcast for Stellent customers on Thursday, November 9, 2006 at 1:00 PM Central Time where executives from both companies will provide further details about the acquisition and what it means for customers. To register for the Webcast, and to access an overview presentation and a Q&A document about the acquisition, visit www.stellent.com/oracle.

This is an exciting time for Stellent and our customers and we’d like to thank you again for your contributions to our success.

Regards,

Bob Olson
President and CEO, Stellent

Shareholders of Stellent are strongly encouraged to read the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Stellent when it becomes available because it will contain important information about the tender offer. Investors may obtain the Solicitation/Recommendation Statement on Schedule 14D-9, and any other documents filed with the SEC for free at the SEC’s website, www.sec.gov. Materials filed by Stellent may be obtained for free at Stellent’s website, www.stellent.com.